UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                               THESTREET.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88368Q103
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                           [ ] Rule 13d-1(b)
                           [ ] Rule 13d-1(c)
                           [x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "FILED" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-----------------------------                      -----------------------------
CUSIP NO. 88368Q103                   13G          PAGE 2 OF 6 PAGES
-----------------------------                      -----------------------------


---------- ---------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

                 Martin H. Peretz
---------- ---------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

           (a)  [ ]
           (b)  [ ]
---------- ---------------------------------------------------------------------
     3     SEC USE ONLY



---------- ---------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION:

                 United States

--------------------------------------------------------------------------------
                 5     SOLE VOTING POWER

  NUMBER OF                  2,874,986

   SHARES    -------------------------------------------------------------------
                 6     SHARED VOTING POWER
BENEFICIALLY
                             442,184
  OWNED BY
             -------------------------------------------------------------------
   EACH          7     SOLE DISPOSITIVE POWER

 REPORTING                   2,874,986

  PERSON     -------------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER
   WITH
                             442,184

--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                 3,317,170

---------- ---------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                 N/A

---------- ---------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

                 14.1%

---------- ---------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON (See Instructions)

                 IN

--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO. 88368Q103                   13G          PAGE 3 OF 6 PAGES
-----------------------------                      -----------------------------

ITEM 1.
     (a) Name of Issuer:  TheStreet.com, Inc.




     (b) Address of Issuer's Principal Executive Offices: 14 Wall Street, 14th Floor, New York, New York 10005.




ITEM 2.
     (a) Name of Person Filing:  Martin H. Peretz




     (b) Address of Principal Business Office or, if none, Residence: c/o The Clark Estates, Inc., 1 Rockefeller Plaza, New York, New York 10020.




     (c) Citizenship:  United States




     (d) Title of Class of Securities:  Common Stock, $.01 par value per share




     (e) CUSIP Number:  88368Q103





ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

     (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

-----------------------------                      -----------------------------
CUSIP NO. 88368Q103                   13G          PAGE 4 OF 6 PAGES
-----------------------------                      -----------------------------


ITEM 4.  OWNERSHIP
     (a) Amount Beneficially owned (as of December 31, 2001):  3,317,170<F1>




     (b) Percent of Class: 14%




     (c) Number of shares as to which such person has:

        (i)  sole power to vote or to direct the vote  2,874,986<F2>

       (ii)  shared power to vote or to direct the vote  442,184<F3>

      (iii)  sole power to dispose or to direct the disposition of 2,874,986<F2>

       (iv)  shared power to dispose or to direct the disposition of 442,184<F3>


ITEM 5.  OWNERSHIP FIVE PERCENT OR LESS OF A CLASS
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].






---------------------

<F1>
The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of common stock of the Issuer ("Shares") described in this Schedule 13G.

<F2>
Dr. Peretz has sole voting and dispositive power with respect to: a) 152,474 Shares held directly by Dr. Peretz, b) 2,430,508 Shares held directly by Peretz Partners L.L.C., by virtue of his position as manager of Peretz Partners L.L.C.,
c) 254,504 Shares held directly by Peretz Family Investments, L.P. ("PFI"), by virtue of his position as a General Partner of PFI and (d) 22,500 Shares underlying stock options currently exercisable by Dr. Peretz under TheStreet.com's 1998 Stock Incentive Plan (the "Plan") and 15,000 Shares underlying stock options exercisable by Dr. Peretz on February 12, 2003 under the Plan. Dr. Peretz hereby expressly disclaims beneficial ownership of Shares held by Peretz Partners L.L.C. and PFI and the filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

<F3>
Dr. Peretz has shared voting and dispositive power with respect to: a) 246,129 Shares held by the family of Dr. Peretz including his wife and children; b) 18,174 Shares held by each of Trust B and Trust C, and for each of which Dr. Peretz is a co-trustee; c) 73,618 Shares held by the Trust for Martin H. Peretz, for which Dr. Peretz is the beneficiary; d) 79,089 Shares held by the Trust for Anne L. Peretz and e) 1,000 Shares held by each of the Jesse Peretz Trust A, David Farnsworth Trust A and the Evgenia Peretz Trust A, and 4,000 Shares held by the Anne E. Farnsworth Trust A, for each of which Dr. Peretz is a co-trustee. The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares described in a) - e) of this note.

-----------------------------                      -----------------------------
CUSIP NO. 88368Q103                   13G          PAGE 5 OF 6 PAGES
-----------------------------                      -----------------------------


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.  N/A




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY N/A




ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP  N/A




ITEM 9.  NOTICE OF DISSOLUTION OF GROUP  N/A




ITEM 10. CERTIFICATION N/A

-----------------------------                      -----------------------------
CUSIP NO. 88368Q103                   13G          PAGE 6 OF 6 PAGES
-----------------------------                      -----------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         FEBRUARY 6, 2003
                                         ---------------------------------------
                                                          Date


                                         /S/ RICHARD C. VANISON
                                         ---------------------------------------

                                         RICHARD C. VANISON**
                                         ---------------------------------------

                                         **Signing on behalf of Martin H. Peretz
                                           by power of attorney.